Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of JULY 2018	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Announces Closing of the Joint Venture with Kuka Furniture (Ningbo) Co., Ltd. (“Kuka”)

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--July 27, 2018--Natuzzi S.p.A. (NYSE:NTZ) (the “Company”) announced that completion of the transactions contemplated by the joint venture agreement between the Company and Kuka took place today (the “Closing”). Kuka is a wholly-owned subsidiary of Jason Furniture (Hangzhou) Co., Ltd., to which all of the rights, obligations, and liabilities of Jason Furniture (Hangzhou) Co., Ltd. under the joint venture agreement signed with the Company on March 22, 2018 were transferred.

As a result of the Closing, the Company’s wholly-owned Chinese subsidiary, Natuzzi Trading (Shanghai) Co., Ltd. (“Trading Co.”) has become a joint venture in which each of the Company and Kuka now owns a 49% and a 51% stake, respectively. Kuka invested €65 million to acquire its stake in Trading Co.

As already disclosed, this partnership is aimed at expanding the Company’s retail network in Mainland China, Hong Kong and Macau (the “Territory”). Trading Co. will distribute the Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated stores and franchised operated stores in the Territory, as well as through online stores.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the Italian lifestyle best-known brand in the furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2016) and has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

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About Kuka (Kuka Furniture (Ningbo) Co., Ltd. Holding company)

The company is originated from a carpenter workshop founded in 1982. Now it is one of the largest upholstery furniture manufacturers and retailers in China. The company is mainly engaged in research, design, production and sales of the middle and middle-high upholstery furniture used in living room, dining room and bedroom. It has three major manufacturing bases in China, more than 3000 mono-brand stores in China and overseas, providing the high-quality products and services for the global families.

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CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo, tel. +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	JULY 27, 2018	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi